UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February 2026

Commission File Number: 001-41531

Enerflex Ltd.

(Exact name of Registrant as Specified in Its Charter)

Suite 904, 1331 Macleod Trail S.E.

Calgary, Alberta, Canada, T2G 0K3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F☐ Form 40-F☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Exhibit	Description
99.1	ENERFLEX LTD. ANNOUNCES FOURTH QUARTER 2025 FINANCIAL AND OPERATIONAL RESULTS, AGREEMENT TO DIVEST NON-CORE BUSINESS AND PROVIDES PRELIMINARY OUTLOOK FOR 2026

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Company Name

Date: February 25, 2026	By:	/s/ Justin D. Pettigrew
Justin D. Pettigrew
Corporate Secretary and Associate General Counsel, Corporate